SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 84651P100

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 325,352
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 325,352
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,375,562
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.2%
14	Type of reporting person IN

Page 2 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 0
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,050,210
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.8%
14	Type of reporting person IA, OO

Page 3 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,255,468
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,255,468
11	Aggregate amount beneficially owned by each reporting person 1,255,468
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN

Page 4 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,197,699
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,197,699
11	Aggregate amount beneficially owned by each reporting person 1,197,699
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN

Page 5 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 327,743
	9	Sole dispositive power – 0
	10	Shared dispositive power – 327,743
11	Aggregate amount beneficially owned by each reporting person 327,743
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

Page 6 of 11 pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 269,300
	9	Sole dispositive power – 0
	10	Shared dispositive power – 269,300
11	Aggregate amount beneficially owned by each reporting person 269,300
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person PN

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EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share, of Spark Networks, Inc. (“Spark Networks” or the “Issuer”). This Amendment No. 10 supplements the Schedule 13D previously filed on December 6, 2013 (the “Schedule 13D”) as amended by Amendment No. 1 filed on January 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed on February 24, 2014 (“Amendment No. 2”), Amendment No. 3 filed on March 10, 2014 filed on February 24, 2014 (“Amendment No. 3”), Amendment No. 4 filed on April 21, 2014 (“Amendment No. 4”), Amendment No. 5 filed on April 30, 2014 (“Amendment No. 5”), Amendment No. 6 filed on May 1, 2014 (“Amendment No. 6”), Amendment No. 7 filed on May 16, 2014 (“Amendment No. 7”), Amendment No. 8 filed on May 21, 2014 (“Amendment No. 8”) and Amendment No. 9 filed on May 22, 2014 (“Amendment No. 9”) (collectively, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 shall be referred to herein as the “Previous Amendments”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 10 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by the Previous Amendments. Except as set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended by the Previous Amendments.

ITEM 2. Identity and Background.

The Reporting Persons had been parties to that certain Solicitation Agreement (as defined in Item 4) with the 402 Group (as defined in Item 4), which agreement contained, among other things, certain voting and other arrangements relating to the 2014 Annual Meeting of Stockholders of the Issuer (the “2014 Annual Meeting”). As a result, the Reporting Persons could have been deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the 402 Group. The 2014 Annual Meeting occurred on June 27, 2014 and voting in respect of such meeting was certified by the independent inspector of election on July 2, 2014. The Solicitation Agreement terminated immediately upon such certification and the Reporting Persons are no longer members of a “group” with the 402 Group, as discussed above.

It is the understanding of the Reporting Persons that the 402 Group will file a Schedule 13D separately from the Reporting Persons also reporting termination of the “group.”

ITEM 4. Purpose of Transaction.

On May 22, 2014, the Reporting Persons entered into a Solicitation Agreement (the “Solicitation Agreement”) with 402 Fund, LP, SCA Partners, LP, 402 Capital, LLC and Ian V. Jacobs (collectively, the “402 Group” and together with the Reporting Persons, the “Former Group”). Pursuant to the terms of the Solicitation Agreement, the members of the Former Group agreed, amongst other things, to solicit proxies and to vote all of their respective Shares in favor of the election of the Reporting Persons’ four (4) director nominees (the “Nominees”) and the approval of certain business proposals submitted by the Reporting Persons at the 2014 Annual Meeting. The Nominees were elected by a stockholder vote at the 2014 Annual Meeting, and the results were certified by the independent inspector of election on July 2, 2014. Further, on July 3, 2014, in furtherance of the Solicitation Agreement, the newly comprised board of directors of the Issuer appointed Ian V. Jacobs as an additional independent director.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Solicitation Agreement, dated May 22, 2014, by and among the Reporting Persons and the 402 Group, terminated automatically upon the certification of the stockholder votes at the 2014 Annual Meeting, as described in Item 4 above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 2, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

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EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

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